UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Interlink Electronics, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

458751104

(CUSIP Number)

Mr. George Lee

General Counsel

SRB Management, L.P.

300 Crescent Court, Ste. 1111

Dallas, Texas 75201

(214) 756-6073

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 20, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 458751104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Steven R. Becker

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,537,976*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,537,976*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,537,976*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not Applicable

13.	Percent of Class Represented by Amount in Row (11) 17.1%*

14.	Type of Reporting Person (See Instructions) HC/IN

* Based on 13,749,310 shares of common stock issued and outstanding as of May 7, 2007, as reported by the issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2007.

CUSIP No. 458751104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BC Advisors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,537,976*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,537,976*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,537,976*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not Applicable

13.	Percent of Class Represented by Amount in Row (11) 17.1%*

14.	Type of Reporting Person (See Instructions) HC/CO

* Based on 13,749,310 shares of common stock issued and outstanding as of May 7, 2007, as reported by the issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2007.

CUSIP No. 458751104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SRB Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,537,976*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,537,976*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,537,976*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not Applicable

13.	Percent of Class Represented by Amount in Row (11) 17.1%*

14.	Type of Reporting Person (See Instructions) IA/PN

* Based on 13,749,310 shares of common stock issued and outstanding as of May 7, 2007, as reported by the issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2007.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of this Schedule 13D is hereby amended as follows:

On July 20, 2007, the Reporting Persons purchased securities directly from the Issuer in a private placement, as further described in Item 5(c) below.  All funds used to purchase the securities in the private placement have come directly from the assets of such Reporting Persons and their affiliates.  The aggregate amount of funds used in purchasing the securities included in Item 5(c) of this Schedule 13D was $907,000.

Item 4.	Purpose of Transaction
Item 4 of this Schedule 13D is hereby amended as follows:

The Reporting Persons are the beneficial owners of an aggregate of 2,537,976 Shares.  The Reporting Persons acquired the securities of the Company reported on this Schedule 13D because they believed such securities represented an attractive investment.

The Reporting Persons expect to continue to have discussions with the Board of Directors of the Issuer regarding operations of the Issuer as well as other matters.

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended and restated in its entirety as follows:

(a)    Mr. Becker is the beneficial owner of 2,537,976 Shares, which includes 1,458,215 Shares, warrants to purchase 359,920 Shares and 8% Convertible Notes convertible into 719,841 Shares beneficially owned by BCA and SRB Management for the accounts of SRBGC, SRBQP and SRB Offshore.

(b) Mr. Becker has sole power to vote and dispose or direct the disposition of all shares held of record by SRBGC, SRBQP and SRB Offshore.

(c)    The only transactions in securities of the Issuer that were effected by the Reporting Persons during the past sixty days were the purchase from the Issuer in a private placement on July 20, 2007 of (i) warrants exercisable for an aggregate amount of 359,920 shares of Common Stock of the Issuer at an exercise price of $1.51 and (ii) 8% Convertible Notes in the aggregate principal amount of $907,000 convertible into 719,841 shares of common stock of the Issuer at a conversion price of $1.26 per share. SRBGC purchased warrants exercisable for 35,873 Shares and a Convertible Note in the principal amount of $90,400 convertible into 71,746 Shares; SRBQP purchased warrants exercisable for 311,071 Shares and a Convertible Note in the principal amount of $783,900 convertible into 622,143 Shares; and SRB Offshore purchased a warrant exercisable for 12,976 Shares and a Convertible Note in the original principal amount of $32,700 convertible into 25,952 Shares.

(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 30, 2007

/s/ Steven R. Becker
Steven R. Becker

BC ADVISORS, LLC

By:	/s/ Steven R. Becker
Steven R. Becker, Member

SRB MANAGEMENT, L.P.

By:	BC Advisors, LLC, its general partner

By:	/s/ Steven R. Becker
Steven R. Becker, Member

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)